Exhibit 99.1

JD.com Announces 2021 Second Quarter and Interim Results

Beijing, China—August 23, 2021—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months and six months ended June 30, 2021.

Second Quarter 2021 Highlights

•

Net revenues for the second quarter of 2021 were RMB253.8 billion (US$[1]39.3 billion), an increase of 26.2% from the second quarter of 2020. Net service revenues for the second quarter of 2021 were RMB34.1 billion (US$5.3 billion), an increase of 49.2% from the second quarter of 2020.

•

Income from operations for the second quarter of 2021 was RMB300.8 million (US$46.6 million), compared to RMB5.0 billion for the same period last year. Non-GAAP[2] income from operations for the second quarter of 2021 was RMB2.5 billion (US$0.4 billion), compared to RMB5.6 billion for the second quarter of 2020. Operating margin of JD Retail before unallocated items for the second quarter of 2021 was 2.6%, remained stable compared with the second quarter of 2020[3].

•

Net income attributable to ordinary shareholders for the second quarter of 2021 was RMB794.3 million (US$123.0 million), compared to RMB16.4 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2021 was RMB4.6 billion (US$0.7 billion), compared to RMB5.9 billion for the same period last year.

•

Diluted net income per ADS for the second quarter of 2021 was RMB0.50 (US$0.08), compared to RMB10.47 for the second quarter of 2020. Non-GAAP diluted net income per ADS for the second quarter of 2021 was RMB2.90 (US$0.45), compared to RMB3.51 for the same period last year.

•

Operating cash flow for the twelve months ended June 30, 2021 increased to RMB38.9 billion (US$6.0 billion) from RMB26.3 billion for the twelve months ended June 30, 2020. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended June 30, 2021 increased to RMB31.9 billion (US$4.9 billion), compared to RMB22.7 billion for the twelve months ended June 30, 2020.

•	Annual active customer accounts[4] increased by 27.4% to 531.9 million in the twelve months ended June 30, 2021 from 417.4 million in the twelve months ended June 30, 2020.

“Over the past 18 years since our founding, JD.com has always placed the interests of our customers, partners and employees foremost while upholding our long-standing business principle of doing business the right way,” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “Today, JD has become China’s leading supply chain-based technology and service company, serving a growing base of millions of partners and 532 million customers. With hundreds of thousands of full-time employees and our next generation smart supply chain and infrastructure network, JD has become a new type of real-economy based enterprise supporting China’s development for the long-term.”

“We are pleased to deliver another quarter of healthy growth even compared to last year’s high base,” said Sandy Xu, Chief Financial Officer of JD.com. “Our consistent execution and successful 618 Grand Promotion helped us to add over 32 million new users in Q2, the largest single quarter increase in JD.com’s history. We are also encouraged by the continued diversification of our revenue streams, reflecting our open ecosystem strategy of empowering customers and business partners through JD.com’s supply chain-based technology and infrastructure.”

1

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2021, which was RMB6.4566 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.
3	Operating margin of JD Retail before unallocated items for the second quarter of 2020 was retrospectively adjusted to conform to current period presentation of segment information.
4	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

Business Highlights

Environment, Social and Governance

•

In response to the severe flooding in the central China province of Henan, JD.com donated over 20 truckloads of rescue supplies and daily necessities dispatched from JD.com’s closest warehouse. Furthermore, JD Health opened a free 24-hour hotline for medical consultation and donated healthcare supplies for disinfection and epidemic prevention. The emergency efforts reflect the company’s longstanding policy of immediately donating goods to disaster areas from the nearest JD.com’s warehouse. JD Retail also assisted merchants in the affected regions through fee relief and additional insurance to accelerate the disaster recovery effort.

•

On June 18, JD.com published its Sustainability Report discussing the company’s achievements from 2018 to 2020 in creating a low-carbon enterprise through environmentally friendly logistics, procurement and facilities. Since 2017, JD.com has been gradually replacing traditional fuel-combustion trucks with new energy vehicles reducing carbon dioxide emissions by more than 120,000 tons each year.

•

In June, JD Logistics and P&G Beauty completed an environmentally friendly soccer field made from recycled plastic bottles at the Nanjing Foreign Language School, representing a milestone for JD.com’s Green Stream Initiative on its 4th anniversary. Last year, P&G Beauty joined JD Logistics’s bottle recycling program as a strategic partner to recycle plastic P&G brand products in Shanghai and Guangzhou. As of June 2021, over 20,000 families have participated in the program.

JD Retail

•

JD.com’s 618 Grand Promotion reported outstanding results. During the 18-day sale from June 1 to 18, over 236 brands achieved sales of over RMB100 million. Order requests from 92% of districts and counties and 84% of small towns were fulfilled on the same or next day. Omni-channel also played an integral part in the 618 Grand Promotion with over one thousand digital and computer stores supporting on-demand consumption and one-hour delivery service.

•

LVMH group expanded its innovative partnerships with JD.com in the second quarter. Leveraging the JD.com mini-app, LVMH’s BVLGARI brand provided customers with a new shopping experience featuring a full suite of products including selected jewelry and watches. This represents the first time BVLGARI has collaborated with a third-party online retailer in its history of 137 years. Berluti, the top luxury menswear fashion house under the LVMH group, also established its first official global flagship store on JD.com during the period.

•

Several internationally renowned beauty brands recently launched official flagship stores on JD.com including LVMH Group’s Guerlain in early August, as well as LVMH Group’s Givenchy Beauty and Benefit, Estee Lauder Companies’ Estee Lauder, Clinique and Origins, and L’Oreal’s Kiehl’s in July. The addition of these brands further enriches JD Beauty’s high-quality product suite and ensures a best-of-class shopping experience for customers with services provided by JD Logistics.

JD Health

•

As an important platform for healthcare brands to expand online sales channels and accelerate digitalization, in the second quarter, JD Health closely cooperated with leading global pharmaceutical companies. JD Health deepened its cooperation with UCB China and became its strategic partner for the distribution of UCB China’s anti-allergic drug Zyrtec (cetirizine hydrochloride tablet and drops). JD Health facilitated the expansion and maintenance of multiple sales channels for Zyrtec including online, offline small and medium sized chain pharmacies as well as individual pharmacies. JD Health also officially launched the AstraZeneca direct sales flagship store, Sanofi direct sales flagship store and other brand stores in order to provide more convenient and professional online and offline integrated healthcare services to patients with chronic diseases.

•

In order to address the need for supply chains for certain special drugs, in the second quarter, JD Health partnered with JD Logistics to establish “cold chain” capabilities covering over 100 cities in 12 provincial-level administrative regions across China. With such capabilities, JD Pharmacy is able to expand its business into special drugs for rare diseases. A number of cold chain products from Eli Lilly and Company, Novartis, Sanofi and other brands became available through JD Pharmacy.

JD Logistics

•

On May 28, JD Logistics successfully listed on the Main Board of the Hong Kong Stock Exchange under the stock code “2618”. Net proceeds from this offering, including the over-allotment options, amounted to approximately RMB23.0 billion. After listing in Hong Kong, JD Logistics will continue to focus on developing its integrated supply chain, including upgrading and expanding its six logistics networks, developing advanced technologies to be used in its supply chain solutions and logistics services, expanding the breadth and depth of integrated solutions, improving supply chain efficiency and user experience for customers, and reducing operating costs.

•

JD Logistics further strengthened its cross regional highway, railway and air cargo network to enhance its next-morning and next-day delivery service. As of June 30, 2021, JD Logistics had over 1,000 air cargo routes and the ability to utilize over 300 railway routes. During the 618 Grand Promotion, customers enjoyed delivery service within minutes of order placement in over 200 cities in China.

•

In June, JD Logistics and Xiaomi Youpin jointly launched a warehousing and distribution center in Tianjin, upgrading the supply chain cooperation between the two parties. The warehousing center will provide one-stop logistics services including collection, sorting, warehousing, packaging, and distribution, covering all categories of products for its customers.

•

As of June 30, 2021, JD Logistics operated approximately 1,200 warehouses, which covered an aggregate gross floor area of approximately 23 million square meters, including warehouse space of cloud warehouses managed under the JD Logistics Open Warehouse Platform.

Other Highlights

•

On June 18, AiHuiShou, a secondhand electronics transactions and services platform, was officially listed on the New York Stock Exchange under the stock ticker “RERE”. JD.com’s ownership ratio was approximately 33.4% after listing. According to the partnership agreement signed between JD.com and AiHuiShou, the two companies will cooperate in the areas of user traffic, marketing, R&D, sales and channel commissions, supply chain and logistics, customer service and after-sales service.

Operational Metrics Update

•	As of June 30, 2021, JD.com had over 320,000 employees, excluding part-time and interns.

Second Quarter 2021 Financial Results

Net Revenues. For the second quarter of 2021, JD.com reported net revenues of RMB253.8 billion (US$39.3 billion), representing a 26.2% increase from the same period in 2020. Net product revenues increased by 23.3%, while net service revenues increased by 49.2% for the second quarter of 2021, as compared to the same period of 2020.

Cost of Revenues. Cost of revenues increased by 28.8% to RMB222.1 billion (US$34.4 billion) for the second quarter of 2021 from RMB172.4 billion for the second quarter of 2020.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 22.5% to RMB14.6 billion (US$2.3 billion) for the second quarter of 2021 from RMB12.0 billion for the second quarter of 2020. Fulfillment expenses as a percentage of net revenues was 5.8% for the second quarter of 2021, compared to 5.9% for the same period last year.

Marketing Expenses. Marketing expenses increased by 56.0% to RMB10.6 billion (US$1.6 billion) for the second quarter of 2021 from RMB6.8 billion for the second quarter of 2020.

Research and Development Expenses. Research and development expenses was RMB3.7 billion (US$0.6 billion) for the second quarter of 2021, as compared to RMB3.6 billion for the second quarter of 2020.

General and Administrative Expenses. General and administrative expenses increased by 80.0% to RMB2.6 billion (US$0.4 billion) for the second quarter of 2021 from RMB1.4 billion for the second quarter of 2020. The increase was primarily due to the increase in share-based compensation expenses.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the second quarter of 2021 was RMB300.8 million (US$46.6 million), compared to RMB5.0 billion for the same period last year. Non-GAAP income from operations for the second quarter of 2021 was RMB2.5 billion (US$0.4 billion), compared to non-GAAP income from operations of RMB5.6 billion for the second quarter of 2020. Operating margin of JD Retail before unallocated items for the second quarter of 2021 was 2.6%, remained stable compared with the second quarter of 2020.

Non-GAAP EBITDA for the second quarter of 2021 was RMB3.7 billion (US$0.6 billion), compared to RMB6.9 billion for the second quarter of 2020.

Share of Results of Equity Investees. Share of results of equity investees was an income of RMB522.8 million (US$81.0 million) for the second quarter of 2021, as compared to an income of RMB4.0 billion for the second quarter of 2020. The substantial decrease was primarily due to a one-off dilution gain of RMB4.1 billion recognized upon the IPO of Dada Group during the second quarter of 2020.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the second quarter of 2021 was RMB794.3 million (US$123.0 million), compared to RMB16.4 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2021 was RMB4.6 billion (US$0.7 billion), compared to RMB5.9 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the second quarter of 2021 was RMB0.50 (US$0.08), compared to RMB10.47 for the second quarter of 2020. Non-GAAP diluted net income per ADS for the second quarter of 2021 was RMB2.90 (US$0.45), compared to RMB3.51 for the second quarter of 2020.

Cash Flow and Working Capital

As of June 30, 2021, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB178.1 billion (US$27.6 billion), compared to RMB151.1 billion as of December 31, 2020. For the second quarter of 2021, free cash flow of the company was as follows:

	For the three months ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
	(In thousands)

Net cash provided by operating activities	26,617,548	28,890,156	4,474,515
Add: Impact from JD Baitiao receivables included in the operating cash flow	2,050,714	3,290,906	509,696
(Less)/Add: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,116,213)	(2,874,062)	(445,136)
Other capital expenditures*	(749,037)	215,182	33,327

Free cash flow	25,803,012	29,522,182	4,572,402

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB18.1 billion (US$2.8 billion) for the second quarter of 2021, consisting primarily of increase in short-term investments and cash paid for capital expenditures.

Net cash provided by financing activities was RMB17.4 billion (US$2.7 billion) for the second quarter of 2021, consisting primarily of net proceeds from the initial public offering of JD Logistics, partially offset by repayment of unsecured senior notes and cash paid for repurchase of ordinary shares.

For the twelve months ended June 30, 2021, free cash flow of the company was as follows:

	For the twelve months ended
	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
	(In thousands)

Net cash provided by operating activities	26,340,890	38,850,628	6,017,196
Add: Impact from JD Baitiao receivables included in the operating cash flow	1,002,640	1,937,602	300,096
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(1,721,273)	(4,482,604)	(694,267)
Other capital expenditures	(2,887,341)	(4,432,327)	(686,480)

Free cash flow	22,734,916	31,873,299	4,936,545

Half-Year Supplemental Information

The company reported three segments from the first quarter of 2021, JD Retail, JD Logistics and New businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives. JD Cloud & AI businesses were deconsolidated from the company from March 31, 2021, thus the operating results of JD Cloud & AI businesses were not included in New businesses segment from the second quarter of 2021.

The table below sets forth the segment operating results, with prior period segment information retrospectively recast to conform to current period presentation:

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)			(In thousands)
Net revenues:
JD Retail	189,482,780	232,556,810	36,018,463	326,838,854	418,353,049	64,794,636
JD Logistics	17,885,953	26,061,431	4,036,402	31,542,866	48,472,450	7,507,427
New businesses	4,345,183	6,963,307	1,078,479	7,654,558	12,117,584	1,876,775
Inter-segment*	(10,844,903)	(11,920,408)	(1,846,236)	(19,285,038)	(22,241,528)	(3,444,774)

Total segment net revenues	200,869,013	253,661,140	39,287,108	346,751,240	456,701,555	70,734,064
Unallocated items**	185,045	139,330	21,579	508,027	275,084	42,605

Total consolidated net revenues	201,054,058	253,800,470	39,308,687	347,259,267	456,976,639	70,776,669

Operating income/(loss):
JD Retail	4,859,411	5,986,538	927,197	9,920,844	13,326,641	2,064,034
JD Logistics	2,101,478	(356,599)	(55,230)	1,680,093	(1,830,181)	(283,459)
New businesses	(1,171,713)	(3,020,114)	(467,756)	(2,555,878)	(5,301,600)	(821,114)
Including: gain on sale of development properties	195,586	87,337	13,527	195,586	170,099	26,345

Total segment operating income	5,789,176	2,609,825	404,211	9,045,059	6,194,860	959,461
Unallocated items**	(745,101)	(2,309,069)	(357,630)	(1,680,535)	(4,234,360)	(655,818)

Total consolidated operating income	5,044,075	300,756	46,581	7,364,524	1,960,500	303,643

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)			(In thousands)

Electronics and home appliances revenues	114,147,358	136,773,762	21,183,558	191,778,310	240,779,488	37,291,994
General merchandise revenues	64,039,523	82,916,122	12,842,072	116,501,709	154,192,200	23,881,331

Net product revenues	178,186,881	219,689,884	34,025,630	308,280,019	394,971,688	61,173,325

Marketplace and marketing revenues	14,052,871	18,984,788	2,940,369	23,579,686	33,104,615	5,127,252
Logistics and other service revenues	8,814,306	15,125,798	2,342,688	15,399,562	28,900,336	4,476,092

Net service revenues	22,867,177	34,110,586	5,283,057	38,979,248	62,004,951	9,603,344

Total net revenues	201,054,058	253,800,470	39,308,687	347,259,267	456,976,639	70,776,669

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on August 23, 2021, (8:00 pm, Beijing/Hong Kong Time on August 23, 2021) to discuss financial results for the three months and six months ended June 30, 2021.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/8097775

CONFERENCE ID: 8097775

A telephone replay will be available from 11:00 am, Eastern Time on August 23, 2021 through 9:59 am, Eastern Time on August 31, 2021. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	8097775

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	86,084,857	97,347,080	15,077,143
Restricted cash	4,434,448	5,309,698	822,367
Short-term investments	60,577,110	75,452,533	11,686,109
Accounts receivable, net (including JD Baitiao of RMB0.8 billion and RMB5.6 billion as of December 31, 2020 and June 30, 2021, respectively)(1)	7,111,947	13,948,093	2,160,285
Advance to suppliers	3,767,933	3,847,551	595,910
Inventories, net	58,932,519	65,768,288	10,186,211
Prepayments and other current assets	7,076,590	11,905,759	1,843,967
Amount due from related parties	6,667,262	11,877,241	1,839,550
Assets held for sale(2)	148,592	146,144	22,635

Total current assets	234,801,258	285,602,387	44,234,177
Non-current assets
Property, equipment and software, net	22,596,570	25,135,571	3,893,004
Construction in progress	7,906,406	7,668,081	1,187,635
Intangible assets, net	6,462,888	6,303,711	976,321
Land use rights, net	11,124,913	12,480,251	1,932,945
Operating lease right-of-use assets	15,484,082	17,233,962	2,669,201
Goodwill	10,904,409	12,310,330	1,906,627
Investment in equity investees	58,501,329	66,398,713	10,283,851
Investment securities	39,085,150	26,366,575	4,083,662
Deferred tax assets	532,746	636,737	98,618
Other non-current assets	13,315,844	14,808,600	2,293,560
Amount due from related parties	242,527	251,963	39,024
Assets held for sale(2)	1,329,672	934,906	144,799

Total non-current assets	187,486,536	190,529,400	29,509,247

Total assets	422,287,794	476,131,787	73,743,424

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	—	562,398	87,104
Accounts payable	106,818,425	127,966,501	19,819,487
Advances from customers	20,998,001	25,022,297	3,875,460
Deferred revenues	3,417,313	4,479,902	693,848
Taxes payable	3,029,416	1,962,800	303,999
Amount due to related parties	585,324	367,528	56,923
Unsecured senior notes	3,259,882	—	—
Accrued expenses and other current liabilities	30,034,571	30,311,713	4,694,687
Operating lease liabilities	5,513,534	6,061,668	938,833
Liabilities held for sale(2)	360,196	181,324	28,084

Total current liabilities	174,016,662	196,916,131	30,498,425
Non-current liabilities
Deferred revenues	1,617,844	1,517,757	235,071
Unsecured senior notes	9,594,556	9,504,686	1,472,088
Deferred tax liabilities	1,921,831	2,001,949	310,062
Long-term borrowings	2,936,205	2,907,045	450,244
Operating lease liabilities	10,249,957	11,471,003	1,776,632
Other non-current liabilities	331,623	2,407,465	372,869

Total non-current liabilities	26,652,016	29,809,905	4,616,966

Total liabilities	200,668,678	226,726,036	35,115,391

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to asset-backed securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

(2)

The company entered into definitive agreements to transfer certain logistic facilities and real estate properties to third parties through the infrastructure asset management and integrated service platform of JD Property. As of June 30, 2021, the company classified the related undisposed assets and liabilities as assets and liabilities held for sale under ASC 360.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	17,133,208	1,202,526	186,248

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 3,131,709 shares issued and 3,104,312 shares outstanding as of June 30, 2021)	187,543,295	216,758,929	33,571,684
Non-controlling interests	16,942,613	31,444,296	4,870,101

Total shareholders’ equity	204,485,908	248,203,225	38,441,785

Total liabilities, mezzanine equity and shareholders’ equity	422,287,794	476,131,787	73,743,424

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	178,186,881	219,689,884	34,025,630	308,280,019	394,971,688	61,173,325
Net service revenues	22,867,177	34,110,586	5,283,057	38,979,248	62,004,951	9,603,344

Total net revenues	201,054,058	253,800,470	39,308,687	347,259,267	456,976,639	70,776,669

Cost of revenues	(172,418,571)	(222,070,876)	(34,394,399)	(296,088,270)	(396,125,026)	(61,351,954)
Fulfillment	(11,956,352)	(14,649,314)	(2,268,890)	(22,356,142)	(28,452,715)	(4,406,764)
Marketing	(6,803,919)	(10,612,420)	(1,643,655)	(11,272,235)	(17,611,177)	(2,727,624)
Research and development	(3,603,600)	(3,693,410)	(572,036)	(7,538,759)	(8,222,916)	(1,273,568)
General and administrative	(1,423,127)	(2,561,031)	(396,653)	(2,834,923)	(4,774,404)	(739,461)
Gain on sale of development properties	195,586	87,337	13,527	195,586	170,099	26,345

Income from operations(3)(4)	5,044,075	300,756	46,581	7,364,524	1,960,500	303,643

Other income/(expenses)
Share of results of equity investees	4,004,164	522,781	80,968	2,883,944	1,205,110	186,648
Interest expense	(324,218)	(232,325)	(35,983)	(531,318)	(490,146)	(75,914)
Others, net(5)	8,485,552	455,936	70,615	8,876,050	2,493,671	386,220

Income before tax	17,209,573	1,047,148	162,181	18,593,200	5,169,135	800,597
Income tax expenses	(796,550)	(569,624)	(88,224)	(1,122,994)	(1,049,113)	(162,487)

Net income	16,413,023	477,524	73,957	17,470,206	4,120,022	638,110

Net loss attributable to non-controlling interests shareholders	(34,384)	(320,368)	(49,619)	(50,804)	(298,120)	(46,173)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	794	3,625	561	1,576	6,590	1,021

Net income attributable to ordinary shareholders	16,446,613	794,267	123,015	17,519,434	4,411,552	683,262

Net income per share:
Basic	5.55	0.26	0.04	5.95	1.42	0.22
Diluted	5.23	0.25	0.04	5.68	1.38	0.21

Net income per ADS:
Basic	11.11	0.51	0.08	11.90	2.84	0.44
Diluted	10.47	0.50	0.08	11.37	2.76	0.43

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
(3) Includes share-based compensation expenses as follows:
Cost of revenues	(13,638)	(14,856)	(2,301)	(34,498)	(36,411)	(5,639)
Fulfillment	(64,616)	(170,371)	(26,387)	(196,494)	(341,359)	(52,870)
Marketing	(54,183)	(128,836)	(19,954)	(131,255)	(248,847)	(38,541)
Research and development	(190,127)	(452,574)	(70,095)	(550,726)	(878,107)	(136,001)
General and administrative	(310,660)	(1,310,788)	(203,015)	(696,765)	(2,270,486)	(351,654)

(4) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(48,200)	(55,957)	(8,667)	(89,633)	(108,027)	(16,731)
Marketing	(146,709)	(211,947)	(32,826)	(285,658)	(420,607)	(65,144)
Research and development	(24,700)	(26,250)	(4,066)	(49,400)	(51,466)	(7,971)
General and administrative	(77,313)	(76,820)	(11,898)	(154,133)	(154,134)	(23,872)

(5)

Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$

Non-GAAP net income attributable to ordinary shareholders	5,911,148	4,626,621	716,571	8,883,354	8,594,158	1,331,065

Weighted average number of shares:
Basic	2,961,278	3,105,545	3,105,545	2,943,981	3,106,446	3,106,446
Diluted	3,041,244	3,190,088	3,190,088	3,020,015	3,198,965	3,198,965

Non-GAAP net income per share:
Basic	2.00	1.49	0.23	3.02	2.77	0.43
Diluted	1.75	1.45	0.22	2.77	2.68	0.42

Non-GAAP net income per ADS:
Basic	3.99	2.98	0.46	6.03	5.53	0.86
Diluted	3.51	2.90	0.45	5.55	5.37	0.83

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by operating activities	26,617,548	28,890,156	4,474,515	25,075,071	21,381,382	3,311,554
Net cash used in investing activities	(23,389,954)	(18,074,088)	(2,799,320)	(31,586,306)	(25,705,480)	(3,981,272)
Net cash provided by financing activities	28,454,594	17,443,091	2,701,591	43,541,004	16,851,341	2,609,940
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(60,032)	(967,327)	(149,820)	549,333	(372,062)	(57,624)

Net increase in cash, cash equivalents and restricted cash	31,622,156	27,291,832	4,226,966	37,579,102	12,155,181	1,882,598
Cash, cash equivalents and restricted cash at beginning of period(6)	45,869,225	75,498,572	11,693,240	39,912,279	90,635,223	14,037,608

Cash, cash equivalents and restricted cash at end of period(6)	77,491,381	102,790,404	15,920,206	77,491,381	102,790,404	15,920,206

Net cash provided by operating activities	26,617,548	28,890,156	4,474,515	25,075,071	21,381,382	3,311,554
Add: Impact from JD Baitiao receivables included in the operating cash flow	2,050,714	3,290,906	509,696	2,626,442	4,516,106	699,456
(Less)/Add: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,116,213)	(2,874,062)	(445,136)	(3,547,758)	(4,496,696)	(696,450)
Other capital expenditures	(749,037)	215,182	33,327	(1,325,220)	(1,621,203)	(251,092)

Free cash flow	25,803,012	29,522,182	4,572,402	22,828,535	19,779,589	3,063,468

(6)

Including cash, cash equivalents and restricted cash classified as assets held for sale of RMB176.5 million, RMB115.9 million and RMB133.6 million as of June 30, 2020, December 31, 2020 and June 30, 2021, respectively.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	22.7	30.2	34.9	28.2	31.9
Inventory turnover days(7) – TTM	34.8	34.3	33.3	31.2	31.0
Accounts payable turnover days(8) – TTM	50.8	49.2	47.1	44.2	45.8
Accounts receivable turnover days(9) – TTM	2.9	2.8	2.7	2.6	2.7
Annual active customer accounts (in millions)	417.4	441.6	471.9	499.8	531.9

(7)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(9)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$

Income from operations	5,044,075	300,756	46,581	7,364,524	1,960,500	303,643
Add: Share-based compensation	633,224	2,077,425	321,752	1,609,738	3,775,210	584,705
Add: Amortization of intangible assets resulting from assets and business acquisitions	154,421	236,049	36,560	301,582	466,610	72,268
Reversal of: Effects of business cooperation arrangements	(42,544)	(4,405)	(682)	(230,785)	(7,460)	(1,155)
Reversal of: Gain on sale of development properties	(195,586)	(87,337)	(13,527)	(195,586)	(170,099)	(26,345)

Non-GAAP income from operations	5,593,590	2,522,488	390,684	8,849,473	6,024,761	933,116

Add: Depreciation and other amortization	1,306,835	1,224,321	189,623	2,565,299	2,661,851	412,269

Non-GAAP EBITDA	6,900,425	3,746,809	580,307	11,414,772	8,686,612	1,345,385

Total net revenues	201,054,058	253,800,470	39,308,687	347,259,267	456,976,639	70,776,669

Non-GAAP operating margin	2.8%	1.0%	1.0%	2.5%	1.3%	1.3%

Non-GAAP EBITDA margin	3.4%	1.5%	1.5%	3.3%	1.9%	1.9%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	US$	RMB	RMB	US$

Net income attributable to ordinary shareholders	16,446,613	794,267	123,015	17,519,434	4,411,552	683,262
Add: Share-based compensation	633,224	2,077,425	321,752	1,609,738	3,775,210	584,705
Add: Amortization of intangible assets resulting from assets and business acquisitions	154,421	236,049	36,560	301,582	466,610	72,268
Add/(Reversal of): Reconciling items on the share of equity method investments(10)	190,956	(384,541)	(59,558)	116,469	(1,031,490)	(159,757)
Add: Impairment of goodwill, intangible assets, and investments	239,986	267,349	41,407	661,735	308,348	47,757
(Reversal of)/Add: (Gain)/Loss from fair value change of long-term investments	(6,737,705)	1,589,108	246,121	(6,068,002)	766,165	118,664
Reversal of: Gain and foreign exchange impact in relation to sale of development properties	(195,586)	(87,337)	(13,527)	(195,586)	(170,099)	(26,345)
Reversal of: Gain on disposals/deemed disposals of investments	(4,774,833)	(16,000)	(2,478)	(4,789,833)	(16,000)	(2,478)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(63,638)	(23,640)	(3,661)	(272,660)	(46,004)	(7,125)
Add: Tax effects on non-GAAP adjustments	17,710	173,941	26,940	477	129,866	20,114

Non-GAAP net income attributable to ordinary shareholders	5,911,148	4,626,621	716,571	8,883,354	8,594,158	1,331,065

Total net revenues	201,054,058	253,800,470	39,308,687	347,259,267	456,976,639	70,776,669

Non-GAAP net margin	2.9%	1.8%	1.8%	2.6%	1.9%	1.9%

(10)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.